EXPERIENCE ART AND DESIGN, INC.

27929 S.W. 95th Avenue, Suite 1101

Wilsonville, OR 97070

June 14, 2013

VIA ELECTRONIC DELIVERY

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549-4631

Re:      Experience Art and Design, Inc.

            Current Report on Form 8-K

            Filed May 8, 2013

            File Number 333-174155

Dear Mr. Ingram:

            This letter is in response to your comment letter dated June 4, 2013, to Gordon C. Root as President and Chief Executive Officer of Experience Art and Design, Inc. (the “Company”), regarding the Company’s Current Report on Form 8-K filed May 8, 2013.

            The Company is in the process of preparing an amendment to the Company’s Current Report on Form 8-K/A (the “Current Report”) along with a responsive letter addressing the comments.  The following accounting comments will require a significant amount of time to complete (as Chiurazzi Internazionale S.r.l. is domiciled in Italy):

(a)    The obtaining and filing of an audit opinion that has been performed by a PCAOB registered auditor using PCAOB auditing standards, which audit opinion must state compliance with IFRS as issued by the IASB or otherwise a reconciliation is required.

(b)   Interim financial statements of Chiurazzi Internazionale S.r.l.

(c)    Statement of Changes in Shareholder’s Equity with two years of data.

(d)   Revisions to Statements of Cash Flows.

(e)    Revisions of Pro Forma Financial Information.

            We will work to provide the information requested in the comment letter and seek guidance from the Staff Accountants as required, and we expect to file an amended Current Report along with a responsive letter no later than August 14, 2013.

                                                                        Very truly yours,

                                                                        /s/ Kenneth R. Kepp

                                                                        Kenneth R. Kepp

                                                                        Chief Financial Officer